

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2022

Derrick Boston
Chief Legal Officer
Virgin Orbit Holdings, Inc.
4022 E. Conant St.
Long Beach, California 90808

      Re: Virgin Orbit Holdings, Inc.
          Registration Statement on Form S-1
          Filed July 27, 2022
          File No. 333-266340

Dear Mr. Boston:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Drew Capurro